UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
UNDER THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED

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Exact Name of Registrant

NOTIFICATION OF ELECTION
The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission (the “Commission”) that it elects to commit itself and each of its series to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940, as amended (the “1940 Act”). It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE
Pursuant to the requirements of Rule 18f-1 under the 1940 Act, the registrant has caused this notification of election to be duly executed on its behalf in Bethesda, Maryland on the 28th day of February, 2019.

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By:	/s/Todd B. Johnson
Todd B. Johnson
President

Attest:	/s/Richard F. Morris
Richard F. Morris
Chief Legal Officer and Secretary